Exhibit 99.1

NEWS RELEASE

Lithium Argentina Announces Ganfeng Lithium Agrees to Acquire Interest in Pastos Grandes for $70M

March 5, 2024 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (TSX/NYSE: LAAC) (“Lithium Argentina” or the “Company”) is pleased to announce it and certain of its subsidiaries have executed a definitive agreement (the “Transaction”) with a subsidiary of Ganfeng Lithium Co. Ltd. (“Ganfeng Lithium”,) whereby Ganfeng Lithium agrees to acquire $70 million in newly issued shares of Proyecto Pastos Grandes S.A. (“PGCo”), the Company’s indirect wholly-owned Argentinian subsidiary holding the Pastos Grandes project (“Pastos Grandes” or “Project”) in Salta, Argentina, which is expected to represent an approximate 15% interest in PGCo and the Project.

Pastos Grandes is an advanced stage lithium brine project acquired by the Company in early 2022 with the acquisition of Millennial Lithium Inc. The Project is in the same basin as the Sal de la Puna project (together, the “Pastos Grandes Basin”), adjacent to Ganfeng Lithium’s Pozuelos-Pastos Grandes project (“PPG”) and 100 km from the operating Caucharí-Olaroz project (“Caucharí-Olaroz”) jointly owned and operated by Lithium Argentina and Ganfeng Lithium.

HIGHLIGHTS

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Ganfeng Lithium agrees to acquire $70M in newly issued shares of PGCo, which is expected to represent an approximate 15% interest of PGCo
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Ganfeng Lithium, with support of Lithium Argentina, to undertake preparation of a regional development plan for the Pastos Grandes Basin and PPG, expected to be finalized by the end of 2024
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Technical collaboration ongoing to explore benefits of Ganfeng Lithium’s direct lithium extraction (“DLE”) technology to complement the existing conventional solar evaporation process at Pastos Grandes
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Proceeds to strengthen the Company’s balance sheet and support development and operating activities in Argentina
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Offtake rights for PGCo remain uncommitted; Company is exploring opportunities to bring in new customers and financing to accelerate and support development of a global lithium chemical supply chain
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The Transaction is expected to close in Q2 2024

“The Transaction with Ganfeng Lithium demonstrates our long-term commitment to Salta and the sustainable development of Argentina’s lithium industry,” commented John Kanellitsas Executive Chairman, interim CEO and President. “While we continue to prioritize the ramp up at Caucharí-Olaroz, already among the largest lithium brine operations in Argentina, the Transaction further strengthens our balance sheet and enhances our growth plans by leveraging our existing teams and nearby operations.”

TRANSACTION DETAILS

Pursuant to the Transaction, a wholly-owned subsidiary of Ganfeng Lithium will subscribe for share capital of PGCo in consideration for an aggregate cash subscription price of no more than $70 million. Proceeds of the subscription are to be allocated to the advancement of the Company’s lithium projects in Argentina. On closing of the Transaction, Ganfeng Lithium is entitled to a potential adjustment of up to an additional 1.6% interest in PGCo, based on an independent resource estimation process; no adjustment is currently anticipated by the Company.

In connection with the subscription, Lithium Argentina and Ganfeng Lithium will execute a shareholders agreement (the “Shareholders’ Agreement”) that, among other terms, provides for limited term rights and obligations as between the parties, including the following: (i) from the closing date until December 31, 2024, a standstill on the sale of an interest in Pastos Grandes; (ii) during the course of 2025, enhanced consent rights in favour of Ganfeng Lithium in respect of operational matters, as well as a right of first refusal in favour of Ganfeng Lithium over a sale of an interest in PGCo at the same valuation as that applicable to the Transaction (with the Company having a right of first refusal over a sale by Ganfeng Lithium of its interest); and (iii) from closing through to December 31, 2025, a right in favour of Ganfeng Lithium to acquire an aggregate 50% interest in Pastos Grandes upon a change of control of the Company by subscribing for share capital of PGCo in consideration for an incremental cash subscription price of $330 million for the aggregate price of $400 million.

Completion of the Transaction is expected in Q2 2024 subject to satisfaction of certain conditions, including regulatory approvals of the People’s Republic of China and settlement of applicable transaction agreements.

PASTOS GRANDES PROJECT – REGIONAL MAP

FAIRNESS OPINION

Cormark Securities Inc. has provided a fairness opinion to the Board of Directors that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out in such opinion, and such other matters as Cormark Securities Inc. considered relevant, the Transaction is fair, from a financial point of view, to Lithium Argentina.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co, Ltd., is ramping up production of the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region.

The Company currently trades on the TSX and on the NYSE, under the ticker symbol “LAAC.”

For further information contact:

Investor Relations

Telephone: +54-11-52630616

Email: ir@lithium-argentina.com

Website: www.lithium-argentina.com

CURRENCY

All amounts are expressed in US dollars unless otherwise noted.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Transaction; the expected completion the Transaction; the anticipated use of proceeds from the Transaction; the expected ownership interest by Ganfeng Lithium in PGCo as a result of the Transaction; the anticipated benefits of the Transaction; the rights to be provided to Ganfeng Lithium and the Company pursuant to the Transaction and the Shareholders’ Agreement; the ability to obtain regulatory approval for the Transaction; the ability of Ganfeng Lithium and the Company to meet the other closing conditions of the Transaction; and the preparation and completion of a regional development plan for the Pastos Grandes Basin and PPG.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: the ability of the Company and Ganfeng Lithium to obtain all regulatory approvals of the Transaction; the ability of the Company and Ganfeng Lithium to meet all conditions precedent to complete of the Transaction; the ability the Company and Ganfeng Lithium to prepare and complete the regional development plan for the Pastos

Grandes Basin and PPG; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Company’s projects, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities;; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of inflationary and other conditions on the Company’s business and global mark; and accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of risk factors, including, without limitation, the risk that the Transaction will not be completed as contemplated, or at all; risk that the proceeds of the Transaction will not be used as contemplated; risk that the benefits of the Transaction will not be realized as anticipated, or at all; risk that the Company and Ganfeng Lithium will not be able to prepare and complete a regional development plan for the Pastos Grandes Basin and PPG as contemplated, or at all; and other risks factors contained in the Company’s latest annual information form (“AIF”), management information circular, management’s discussion and analysis and other continuous disclosure documents (collectively, “Company Disclosure Documents”), all of which are available on SEDAR+.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the Company Disclosure Documents. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Disclosure Documents, all of which are available on SEDAR+ at www.sedarplus.ca.